Item 77M - DWS RREEF Global Real Estate
Securities Fund (a series of DWS Advisor Funds).

Registrant incorporates by reference to its Proxy
Statement filed on November 23, 2010 (SEC Accession
No. 0001193125-10-267585).
A Special Meeting of Stockholders of DWS RREEF
World Real Estate Fund, Inc. ("RREEF World") was
held on January 12, 2011. At the Meeting a total of
3,178,824 shares were represented in person or by
proxy, representing 53.51% of the 5,940,121 shares of
common stock outstanding and entitled to vote at the
Meeting. The following matter was voted upon by the
Stockholders of the Fund.
1.	To consider and vote upon an Agreement and Plan of
Reorganization and the transactions it contemplates, including the transfer of all of the assets of RREEF
World, a closed-end investment company, to DWS
RREEF Global Real Estate Securities Fund, a series of DWS Advisor Funds, an open-end investment company, ("RREEF Global"), in exchange for shares of RREEF Global and the assumption by RREEF
Global of all the liabilities of RREEF World and the distribution of such shares, expected to occur on a tax-free basis for federal income tax purposes, to the stockholders of RREEF World in complete liquidation and termination of RREEF World (or in the alternative, in the event that the transfer of assets in exchange for shares and assumption of liabilities cannot be consummated on a federal income tax free basis, to effect the Agreement and Plan of Reorganization as a statutory merger, on a tax-free basis for federal income tax purposes, if such structure is agreed upon by RREEF Global and RREEF World).

Number of Votes:
For
Against
Abstain
3,032,236
73,728
72,860













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Advisor Funds\03-Exhibits\Item 77M RGRES.docx